ERIC GIRDLER

CEO at Advancing Eco Agriculture - Chardon, Ohio, United States

SUMMARY

In January 2024, Eric Girdler assumed the role of Chief Executive Officer (CEO), responsible for overall management and operations of the Company. He has been with AEA since 2016.

WORK EXPERIENCE

Advancing Eco Agriculture

Chief Executive Officer • January 2024 - Present

Chief Operating Officer • May 2018 - December 2023

Vice President Operations • April 2016 - May 2018

- The leader of soil and plant nutrition.

The Dyson Corporation

Director of Operations • March 2012 - March 2016

- Scheduling and Planning of day to day operations. Focused on lean initiatives to improve key company metrics. Leader on the steering committee.

Operations Manager • March 2010 - March 2012

- Oversaw the production process, ensuring efficiency and

Production Supervisor • August 2008 - March 2010

- Adhere to production schedules. Hire and train employees.

EDUCATION

Management Developement Program: Develop Your Managerial Mindset
Wharton Executive Education

Credit Risk & Accounts Receivable Management
Credit Research Foundation • 2019 - 2019

Executive Education
Weatherhead School of Management at Case Western Reserve University • 2014 - 2015

Supervision and Leadership
Lakeland Community College • 2010 - 2011

Applied Science
Pennsylvania College of Technology